April 29, 2019

Ms. Ellie Quarles

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Export-Import Bank of Korea

The Republic of Korea

Post-effective Amendment No. 6 to

Registration Statement under Schedule B

File No. 333-217916

Filed April 17, 2019

Dear Ms. Quarles:

On behalf of our clients, The Export-Import Bank of Korea (“KEXIM”) and The Republic of Korea (the “Republic” and, together with KEXIM, the “Registrants”), we set forth below the Registrants’ responses to your oral comment made on April 24, 2019, containing the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrants’ registration statement under Schedule B (File No. 333-217916) (the “Registration Statement”) filed with the Commission on April 17, 2019. For your convenience, we have reproduced below the Staff’s comment and have provided the Registrants’ responses immediately below the comment.

General

1.	Please explain how a failure to receive a sanction waiver related to the import of oil from Iran would affect the Registrants and the securities to be issued under the Registration Statement.

Ms. Ellie Quarles

April 29, 2019

The Registrants do not believe that the termination of sanctions waivers for Iranian oil imports recently announced by the US government would have a material effect on KEXIM’s business or on the Republic’s economy.

Please note that KEXIM has not engaged in nor plans to engage in any oil and gas import related transactions involving sanctioned countries (including Iran). As such, KEXIM does not believe that the recent decision by the US government relating to Iranian oil imports would have a material impact on KEXIM or its business.

Please also note that in the past, whenever the Republic anticipated that the termination of sanctions waivers for Iranian oil imports was likely, it was able to significantly reduce crude oil imports from Iran and correspondingly increase crude oil imports from other countries (including Qatar, Kazakhstan and the United States). In 2018, the Republic’s import of crude oil from Iran constituted approximately 5.2% of the Republic’s total crude oil imports while the imports from six countries (Saudi Arabia, Kuwait, Iraq, United Arab Emirates, Qatar and the United States) comprised approximately 73% of its total crude oil imports. In particular, the Republic did not import any crude oil from Iran for the last four months of 2018. The Republic has been diversifying its oil import sources and currently imports crude oil from more than 30 countries. Accordingly, the Republic does not believe that the recent decision by the US government relating to Iranian oil imports would have a material effect on the Republic or its economy.

The Registrants are well aware of applicable sanctions (including the US sanctions on Iran) and carefully screen all transaction counterparties to ensure that any transaction will not result in a breach of any applicable sanctions legislation, including sanctions relating to the import of oil from Iran. In addition, the Registrants have access to comprehensive professional assistance and advice from outside legal counsel to ensure that they comply with all applicable sanctions. The Registrants intend to take all necessary measures to comply with all applicable US sanctions legislation, including those relating to the import of oil from Iran.

In addition, net proceeds from issuances of notes under the Registration Statement will not benefit sanctions targets as any proceeds from the notes issuances under the Registration Statement are deposited in a US dollar account with a US bank based in New York and funds in such account are segregated from funds in the Registrants’ other accounts. As such, none of the funds will benefit or reach sanctions jurisdictions.

For the foregoing reasons, the Registrants do not believe that the recent decision by the US government relating to Iranian oil imports would have a material effect on the Registrants or the securities to be issued under the Registration Statement.

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We sincerely hope that the Registrants’ responses above adequately address the Staff’s comment. On behalf of our clients, we thank the Staff for its assistance to date and look forward to its continued assistance. If the Staff has any questions concerning this letter or requires any further information, please do not hesitate to contact the undersigned by telephone at +822-6353-8020, by fax at +822-6353-8099 or by e-mail at jhan@cgsh.com or Hongki Moon by telephone at +822-6353-8006, by fax at +822-6353-8099 or by e-mail at hmoon@cgsh.com.

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:	Dong Hoon Lee, The Export-Import Bank of Korea

Young-rok Kim, The Export-Import Bank of Korea

Seong-wook Kim, The Republic of Korea